 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6K

Report of Foreign Private issuer pursuant to Rule 13a-16 or 15(d)-16 under the Securities Exchange Act of 1934

For Month of April, 2008

AQUASOL ENVIROTECH LTD.

 (Exact name of registrant as specified in its charter)

THE CAYMAN ISLANDS, B.W.I.	000-1336655	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Suite 1980, 1055 West Hastings Street Vancouver, British Columbia, Canada V6E 2E9
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ��

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ��  No☒

Changes in Company’s Fiscal Year.

On April 11, 2008, the Board of Directors of Aquasol EnviroTech, Ltd. (the “Company”) elected to change the Company’s fiscal year end from March 31st to December 31st.  The report covering the transition period will be filed on a Form 20-F for the nine months ended on December 31, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AQUASOL ENVIROTECH LTD.

By: /s/ Yenyou Zheng

Yenyou (Jeff) Zheng

President & Director

May 30, 2008